InterOil Announces First Quarter 2011 Financial and Operating Results

SINGAPORE and HOUSTON, May 11, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX:IOC) today announced financial and operating results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights and Recent Developments

  On February 2, 2011, we signed a Project Funding and Construction Agreement and Shareholder Agreement with Energy World Corporation Limited setting the framework parameters in respect of the development, construction, financing and operation of a planned 3 million tonne per annum (mtpa) land based modular LNG plant in the Gulf Province of Papua New Guinea.
  On March 22, 2011, InterOil announced the details of the independent engineering evaluation prepared by GLJ Petroleum Consultants Ltd., which evaluated the contingent resources at Elk and Antelope fields in Papua New Guinea effective as at December 31, 2010.  The 2010 GLJ Petroleum Consultants report provides for a best case estimate of gross contingent resources of 8.59 trillion cubic feet of natural gas and 128.9 million barrels of condensate.
  On March 23, 2011 we signed a non-binding memorandum with EWC to negotiate taking an ownership interest and establish an associated downstream gas sale, purchase, transmission and distribution services company.  EWC has a permit to construct a LNG hub terminal and a 300 Megawatt combined cycle gas turbine power plant located in the Philippines.
  InterOil recorded a consolidated net profit for the quarter ended March 31, 2011 of $0.7 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $21.2 million, while the development segments of Upstream and Midstream Liquefaction had a net loss of $20.5 million.
  Subsequent to the quarter end, on April 11, 2011, InterOil together with Pac LNG executed initial framework agreements with Samsung Heavy Industries and FLEX LNG Inc., conditional upon FLEX LNG shareholder approval and final investment decision (FID), relating to the constructionand operation of a proposed 2 mtpa floating LNG processing vessel. Since the announcement, Flex LNG shareholders have approved the transaction.

InterOil Chief Executive Officer Phil Mulacek commented, "In the first quarter, our operating businesses of refining, distribution and corporate generated the best profit in our history, delivering EBITDA of $40.6 million and net profit of $21.2 million. We continued prioritizing our exploration prospect inventory by acquiring $7.3 million of additional seismic data which was expensed in the current quarter. Management believes the preliminary results of the seismic data demonstrate high prospectivity for our acreage position, with 3 to 4 additional reef prospects. The Elk and Antelope fields are most important to us and our experienced management team is focused on delivering LNG results. We continue to work diligently with our LNG partners and look forward to completing a positive FID."

Corporate Financial Results

InterOil recorded a net profit for the quarter ended March 31, 2011 of $0.7 million, compared with a net loss of $3.1 million for the same period in 2010, an improvement of $3.8 million. The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the quarter of $21.2 million. The development segments of Upstream and Midstream Liquefaction yielded a net loss of $20.5 million for an aggregate net profit of $0.7 million. This movement was mainly due to an improvement in gross margins achieved by our Refining and Downstream segments and higher foreign exchange gains compared to the same period of 2010 resulting from better rates achieved from banks on conversion of the PGK sales revenue into USD for repayment of our crude purchase working capital facility. These increases were partly offset by exploratory seismic costs expensed in relation to PPL 236, and an increase in future income tax expense relating to the Refinery as the tax holiday period ended on December 31, 2010.

InterOil's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the quarter ended March 31, 2011 was a gain of $18.1 million, compared with a gain of $4.9 million in 2010, an increase of $13.2 million. Total revenue increased by $64.9 million from $178.8 million in 2010 to $243.7 million for the first quarter ended March 31, 2011.

Business Segment Results

Upstream - The PPL 236 exploratory seismic acquisition program, which included seismic comprising 70 kilometers, with 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads, was completed during the first quarter of 2011. The results are currently being evaluated.

On March 22, 2011, we completed and submitted to the Department of Petroleum and Energy in Papua New Guinea an integrated development schedule in relation to the condensate stripping and associated facilities, the gas gathering and common facilities.

During the quarter, further engineering and planning work was undertaken to design the condensate facilities, and appropriate supporting infrastructure, including a jetty and loading facilities together with pipelines for both gas and condensate.

InterOil's Upstream business realized a net loss of $17.9 million in the first quarter of 2011 compared with a net loss of $6.2 million in the comparable period a year ago. The increase in the loss in 2011 was mainly due to a $7.3 million increase in exploration costs from seismic activity, $2.0 million increase in office and administration and other expenses mainly due to the newly created construction department, and $2.3 million in higher intercompany interest charges compared with the same period in 2010.

Midstream Refining – Total refinery throughput for the quarter ended March 31, 2011 was 27,643 barrels per operating day, compared with 25,971 barrels per operating day during the quarter ended March 31, 2010. Capacity utilization for the 2011 quarter, based on 36,500 barrels per day operating capacity, was 58% compared with 54% in 2010.

The Company's Midstream Refining operations generated a net profit of $14.9 million in the first quarter of 2011 versus a loss of $0.1 million in the prior year. The $15.0 million positive variance is largely due to improved diesel crack spreads, increased naphtha premium, better crude mix yielding increased distillates, and increased foreign exchange and inventory gains. The positive contributions were partially offset by a $7.1 million increase in income tax expense due to the increase in profits for the quarter and the expiry, on December 31, 2010, of the tax holiday awarded to the refinery under the Refinery Project Agreement.

Midstream Liquefaction – InterOil advanced the process of monetizing its natural gas resources by signing a conditional Project Funding and Construction Agreement and Shareholder Agreement with EWC setting the framework parameters in respect of the development, construction, financing and operation of the planned 3 MTPA land based modular LNG plant in the Gulf Province of Papua New Guinea. Following this agreement, on March 23, 2011 we signed a non-binding memorandum with EWC to negotiate taking an ownership interest and establish an associated downstream gas sale, purchase, transmission and distribution services company. EWC has a permit to construct a LNG Hub Terminal and a 300 Megawatt combined cycle gas turbine power plant located in the Philippines.

On April 11, 2011, InterOil together with Pac LNG executed framework agreements with Samsung Heavy Industries and FLEX LNG, conditional upon FLEX LNG shareholder approval and final FID, relating to the construction and operation of a 2 MTPA floating liquefied natural gas processing vessel. Further definitive agreements are contemplated for negotiation. The project is intended to integrate with and augment proposed infrastructure to liquefy natural gas from the onshore Elk and Antelope gas fields in the Gulf Province of Papua New Guinea pursuant to arrangements with EWC and Mitsui. Commencement of the floating LNG vessel's operations is targeted for mid 2014. Since the announcement, Flex LNG shareholders have approved the transaction.

The Company's Midstream Liquefaction business generated a loss of $2.6 million in the first quarter of 2011 compared with a loss of $0.9 million in the same period a year ago. The negative variance resulted from an increase in office, administration and other expenses for the quarter due to increased activity and higher management expenses.

Downstream - Total Downstream sales volumes for the quarter ended March 31, 2011 were 164.6 million liters, compared with 144.0 million liters in 2010. Volume growth in Papua New Guinea is mainly due to increased construction activity since the latter half of 2010 associated with an Exxon Mobil led LNG project, and strong mining related volumes relating to new mines and expansions of capacity being undertaken in the country.

InterOil's Downstream operations generated a profit of $4.5 million in the first quarter of 2011, an increase of $3.8 million versus a profit of $0.7 million in the same period a year ago. Higher volumes and prices were partially offset by increased office and administration and other expenses mainly relating to higher staff salary costs, higher recharges from Corporate, and higher lease and utility costs on relocation to new office premises in Port Moresby, Papua New Guinea.

Corporate - The Corporate segment generated a net profit of $3.5 million in the quarter ended March 31, 2011, compared to a net profit of $3.5 million for the same period in 2010. Reduced interest expenses and income taxes were offset by increased sales and office administration due to a strengthening of the AUD against the USD compared with the prior periods and the inclusion of the new InterOil Shipping entity in this stream.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended	2011	2010				2009
($ thousands except per share data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	668	245	714	1,349	998	1,027	1,011	660
Midstream – Refining	217,743	158,092	173,379	194,016	152,093	173,438	141,295	114,347
Midstream – Liquefaction	0	0	0	0	0	0	1	2
Downstream	157,709	143,364	133,508	119,300	109,687	118,270	107,712	85,472
Corporate	18,659	15,213	18,295	11,321	12,093	10,539	10,087	8,640
Consolidation entries	(151,124)	(122,545)	(117,437)	(100,637)	(96,052)	(93,971)	(86,509)	(60,625)
Total revenues	243,655	194,369	208,459	225,349	178,819	209,303	173,597	148,496
Upstream	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)
Midstream – Refining	26,632	13,780	15,785	16,962	4,402	8,492	8,199	14,134
Midstream – Liquefaction	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)
Downstream	8,744	4,709	1,674	7,060	4,492	4,391	6,542	4,150
Corporate	5,223	4,566	(4,510)	1,751	4,402	1,765	1,980	1,897
Consolidation entries	(9,200)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)
EBITDA (1)	18,067	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)	17,855
Upstream	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)
Midstream – Refining	14,894	8,531	11,998	12,056	(74)	18,070	3,762	9,624
Midstream – Liquefaction	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,591)	(2,481)	(1,765)
Downstream	4,491	2,642	(325)	3,719	671	2,371	3,440	1,742
Corporate	3,463	3,381	(5,398)	1,796	3,544	3,036	1,602	(677)
Consolidation entries	(1,596)	(403)	908	(1,438)	(191)	1,047	(237)	2,894
Net profit/(loss)	699	(35,808)	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436
Net profit/(loss) per share (dollars)
Per Share – Basic	0.01	(0.78)	(0.33)	0.18	(0.07)	0.45	(0.60)	0.25
Per Share – Diluted	0.01	(0.78)	(0.33)	0.17	(0.07)	0.43	(0.60)	0.24
(1) EBITDA is a non-GAAP measure, please refer to "Non-GAAP EBITDA Reconciliation" in this press release.

Balance Sheet and Liquidity

InterOil closed the first quarter of 2011 with cash, cash equivalents and cash restricted totalling $274.5 million (March 2010 - $75.8 million), of which $42.2 million is restricted (March 2010 - $34.6 million). We also had aggregate working capital facilities of $270.6 million, with $62.7 million available for use in our Midstream Refining operations, and $41.7 million available for use in our Downstream operations.

During the quarter ended March 31, 2011 our debt-to-capital ratio (being debt/[shareholders' equity + debt]) was 13% (11% as at March 31, 2010) which is well below our targeted maximum gearing level of 50%. This increase in gearing was mainly due to the 2.75% convertible senior notes issued in November of 2010.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2011.

Organization	Facility	Balance outstanding March 31, 2011	Effective interest rate	Maturity date
OPIC secured loan	$44,500,000	$44,500,000	6.83%	December 2015
BNP Paribas working capital facility	$220,000,000 (2)	$49,246,851 (1)	3.34%	January 2012
Westpac PGK working capital facility	$31,160,000	$8,925,599	9.50%	October 2011
BSP PGK working capital facility	$19,475,000	$0	9.20%	October 2011
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(4)	November 2015
Mitsui unsecured loan (3)	$7,884,065	$7,884,065	6.20%	See detail below

(1)	Excludes letters of credit totaling $108.0 million, which reduce the available balance of the facility to $62.7 million at March 31, 2011.
(2)	The facility was been increased by $30.0 million during the quarter ended March 31, 2011 from $190.0 million to $220.0 million.
(3)	Facility is to fund our share of the CS Project costs as they are incurred pursuant to the JVOA.
(4)	Effective rate after bifurcating the equity and debt components of the principal amount $70 million 2.75% convertible senior notes issued on November 10, 2010.

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2011	2010
	$	$

Revenue
Sales and operating revenues	242,450,889	177,450,435
Interest	229,773	41,549
Other	973,816	1,326,542
	243,654,478	178,818,526

Changes in inventories of finished goods and work in progress	52,651,183	15,460,073
Raw materials and consumables used	(255,675,611)	(174,060,411)
Administrative and general expenses	(15,485,158)	(8,725,137)
Derivative gains/(losses)	172,259	(946,350)
Legal and professional fees	(1,691,845)	(1,768,512)
Exploration costs, excluding exploration impairment (note 8)	(7,334,952)	(5,276)
Finance costs	(3,945,098)	(2,122,051)
Depreciation and amortization	(4,618,739)	(3,384,778)
Foreign exchange gains/(losses)	2,822,310	(3,078,626)
	(233,105,651)	(178,631,068)
Profit before income taxes	10,548,827	187,458

Income taxes
Current expense	(2,437,731)	(1,979,606)
Future expense	(7,412,568)	(1,351,270)
	(9,850,299)	(3,330,876)

Profit/(loss) for the period	698,528	(3,143,418)

Profit/(loss) is attributable to:
Owners of InterOil Corporation	695,549	(3,143,403)
Non-controlling interest	2,979	(15)
	698,528	(3,143,418)

Basic profit/(loss) per share	0.01	(0.07)
Diluted profit/(loss) per share	0.01	(0.07)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	47,861,441	43,582,965
Diluted (Expressed in number of common shares)	48,855,771	43,582,965

See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,	January 1,
	2011	2010	2010	2010
	$	$	$	$

Assets
Current assets:
Cash and cash equivalents	232,368,439	233,576,821	41,227,706	46,449,819
Cash restricted	35,451,370	40,664,995	28,000,507	22,698,829
Trade receivables	54,934,757	48,047,496	73,230,376	61,194,136
Other assets	720,502	505,059	640,262	639,646
Inventories (note 7)	179,788,543	127,137,360	85,587,122	70,127,049
Prepaid expenses	3,585,127	3,593,574	2,918,532	6,964,950
Total current assets	506,848,738	453,525,305	231,604,505	208,074,429
Non-current assets:
Cash restricted	6,723,477	6,613,074	6,614,444	6,609,746
Goodwill	6,626,317	6,626,317	6,626,317	6,626,317
Plant and equipment	224,772,732	225,205,427	218,010,927	218,794,649
Oil and gas properties (note 8)	281,652,302	255,294,738	194,671,330	172,483,562
Deferred tax assets	6,869,822	14,098,128	15,694,630	16,912,969
Total non-current assets	526,644,650	507,837,684	441,617,648	421,427,243
Total assets	1,033,493,388	961,362,989	673,222,153	629,501,672
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	129,670,237	76,087,954	100,911,605	59,372,354
Derivative contracts (note 6)	136,791	178,578	534,000	-
Working capital facilities (note 9)	58,172,450	51,254,326	25,164,539	24,626,419
Current portion of secured and unsecured loans (note 11)	16,884,065	14,456,757	9,000,000	9,000,000
Current portion of Indirect participation interest (note 12)	540,002	540,002	540,002	540,002
Total current liabilities	205,403,545	142,517,617	136,150,146	93,538,775
Non-current liabilities:
Secured loan (note 11)	34,869,208	34,813,222	43,645,264	43,589,278
2.75% convertible notes liability (note 14)	53,210,706	52,425,489	-	-
Deferred gain on contributions to LNG project	8,612,751	8,949,857	10,284,772	10,824,212
Indirect participation interest (note 12)	34,134,387	34,134,387	39,640,622	39,559,718
Total non-current liabilities	130,827,052	130,322,955	93,570,658	93,973,208
Total liabilities	336,230,597	272,840,572	229,720,804	187,511,983
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 13)	898,641,290	895,651,052	619,565,842	613,361,363
Authorized - unlimited
Issued and outstanding - 47,920,552
(Dec 31, 2010 - 47,800,552)
(Mar 31, 2010 - 43,705,654)
2.75% convertible notes (note 14)	14,298,036	14,298,036	-	-
Contributed surplus	19,430,690	16,738,417	20,639,744	21,297,177
Accumulated Other Comprehensive Income	11,620,512	9,261,177	7,259,007	8,150,976
Conversion options (note 12)	12,150,880	12,150,880	13,270,880	13,270,880
Accumulated deficit	(258,901,695)	(259,597,244)	(217,247,706)	(214,104,303)
Total equity attributable to owners of InterOil Corporation	697,239,713	688,502,318	443,487,767	441,976,093
Non-controlling interest	23,078	20,099	13,582	13,596
Total equity	697,262,791	688,522,417	443,501,349	441,989,689
Total liabilities and equity	1,033,493,388	961,362,989	673,222,153	629,501,672
See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2011	2010
	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	698,528	(3,143,418)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	4,618,739	3,384,778
Deferred tax assets	7,228,306	1,218,339
Accretion of convertible notes/debentures liability	785,217	-
Amortization of deferred financing costs	55,986	55,986
Timing difference between derivatives recognized
and settled	(41,787)	534,000
Stock compensation expense, including restricted stock	3,768,511	1,465,630
Inventory revaluation	-	27,517
Oil and gas properties expensed	7,334,952	5,276
Unrealized foreign exchange gain	1,134,814	(50,284)
Change in operating working capital
Increase in trade receivables	(5,580,997)	(36,652,056)
(Increase)/decrease in other assets and prepaid expenses	(206,996)	4,045,802
Increase in inventories	(49,768,359)	(16,171,989)
Increase in accounts payable and accrued liabilities	51,846,250	49,320,104
Net cash from operating activities	21,873,164	4,039,685

Investing activities
Expenditure on oil and gas properties	(34,505,232)	(29,370,236)
Proceeds from IPI cash calls	-	14,199,331
Expenditure on plant and equipment, net of disposals	(4,523,150)	(3,140,496)
Proceeds received on sale of exploration assets	-	13,903,682
Decrease/(increase) in restricted cash held as security on
borrowings	5,103,222	(5,306,376)
Change in non-operating working capital
Decrease in accounts payable and accrued liabilities	(2,843,126)	(5,167,239)
Net cash used in investing activities	(36,768,286)	(14,881,334)

Financing activities
Proceeds from Mitsui for Condensate Stripping Plant	4,854,616	-
Proceeds from Petromin for Elk and Antelope field development	-	1,000,000
Proceeds from/(repayments of) working capital facility	6,918,124	538,120
Proceeds from issue of common shares/conversion of debt,
net of transaction costs	1,914,000	4,081,416
Net cash from financing activities	13,686,740	5,619,536

Increase/(decrease) in cash and cash equivalents	(1,208,382)	(5,222,113)
Cash and cash equivalents, beginning of period	233,576,821	46,449,819
Cash and cash equivalents, end of period	232,368,439	41,227,706
Comprising of:
Cash on Deposit	83,278,689	41,227,706
Term Deposits	149,089,750	-
Total cash and cash equivalents, end of period	232,368,439	41,227,706
See accompanying notes to the condensed consolidated interim financial statements

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP. Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2011	2010				2009
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)
Midstream – Refining	26,632	13,780	15,785	16,962	4,402	8,492	8,199	14,134
Midstream – Liquefaction	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)
Downstream	8,744	4,709	1,674	7,060	4,492	4,391	6,542	4,150
Corporate	5,223	4,566	(4,510)	1,751	4,402	1,765	1,980	1,897
Consolidation Entries	(9,200)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)
Earnings before interest, taxes, depreciation and amortization	18,067	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)	17,855
Subtract:
Upstream	(6,352)	(5,481)	(4,600)	(4,367)	(4,080)	(4,056)	(2,164)	(1,563)
Midstream – Refining	(1,675)	(1,509)	(1,693)	(1,651)	(1,731)	(1,973)	(1,682)	(1,709)
Midstream – Liquefaction	(223)	(184)	(376)	(351)	(342)	(379)	(348)	(333)
Downstream	(826)	(835)	(938)	(1,167)	(800)	(930)	(1,045)	(1,013)
Corporate	(1,395)	(1,158)	(342)	(20)	(20)	(27)	-	(1,600)
Consolidation Entries	7,572	6,571	6,107	5,916	5,687	5,905	3,823	3,141
Interest expense	(2,899)	(2,596)	(1,842)	(1,640)	(1,286)	(1,460)	(1,416)	(3,077)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(7,298)	(1,040)	101	(366)	(173)	14,316	-	-
Midstream – Liquefaction	-	36	-	-	-	(8)	(3)	(32)
Downstream	(2,623)	(495)	(322)	(1,524)	(2,361)	(411)	(1,398)	(733)
Corporate	71	(11)	(529)	97	(797)	1,340	(339)	(800)
Consolidation Entries	-	(2)	(2)	(2)	-	(3)	(1)	(2)
Income taxes	(9,850)	(1,512)	(752)	(1,795)	(3,331)	15,234	(1,741)	(1,567)
Upstream	(641)	(683)	(232)	(78)	(138)	(144)	(132)	(150)
Midstream – Refining	(2,765)	(2,700)	(2,195)	(2,888)	(2,572)	(2,765)	(2,755)	(2,801)
Midstream – Liquefaction	(6)	(7)	(6)	(6)	(6)	(7)	(10)	(20)
Downstream	(804)	(737)	(739)	(651)	(660)	(679)	(658)	(662)
Corporate	(435)	(16)	(17)	(32)	(41)	(43)	(40)	(174)
Consolidation Entries	32	33	32	32	32	33	33	32
Depreciation and amortisation	(4,619)	(4,110)	(3,157)	(3,623)	(3,385)	(3,605)	(3,562)	(3,775)
Upstream	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)
Midstream – Refining	14,894	8,531	11,998	12,056	(74)	18,071	3,762	9,624
Midstream – Liquefaction	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,593)	(2,481)	(1,764)
Downstream	4,491	2,642	(325)	3,718	671	2,371	3,440	1,742
Corporate	3,463	3,381	(5,398)	1,796	3,544	3,034	1,601	(677)
Consolidation Entries	(1,596)	(403)	908	(1,437)	(191)	1,050	(236)	2,893
Net profit/(loss) per segment	699	(35,808)	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

INVESTOR CONTACTS FOR INTEROIL

Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, the potential execution of definitive agreements with Energy World Corporation, FLEX LNG and/or Mitsui & Co. Ltd in relation to the proposed LNG, condensate stripping and downstream sale, transmission and distribution projects, respectively, progress to and achievement of Final Investment Decisions in such projects, the construction and development of the proposed LNG plant and condensate stripping plant, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, and the ability to develop and monetize our resources and production through development and exploration activities. Statements relating to 'resources' are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

Oil and Gas Disclosure

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves: (i) sanctioning of the facilities required to process and transport marketable natural gas to market, (ii) confirmation of a market for the marketable natural gas and condensate, and (iii) determination of economic viability.

The "best" estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.